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SEC FILE NUMBER
8-46743

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Winning Edge Financial Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

23 Calstan Place
(No. and Street)

Clifton	NJ	07013
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ben Zangara	973-773-6600	benzangara@winningedgefinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA
(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd.	Hamilton	NJ	08691
(Address)	(City)	(State)	(Zip Code)

12/17/2024	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ben Zangara _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Winning Edge Financial Group, Inc. _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Ben Zangara_

Title: _____
President

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

The Winning Edge Financial Group, Inc.
(SEC I.D. No. 8-46743)

Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2025

and

Report of Independent Registered Public Accounting Firm

Ferrara CPA

100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder
The Winning Edge Financial Group, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of The Winning Edge Financial Group, Inc. as of December 31, 2025 and the related statements of income, changes in stockholder equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of The Winning Edge Financial Group, Inc. as of December 31, 2025 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Basis for Opinion

These financial statements are the responsibility of The Winning Edge Financial Group, Inc's management. My responsibility is to express an opinion on The Winning Edge Financial Group, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to The Winning Edge Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of The Winning Edge Financial Group, Inc.'s financial statements.

The supplemental information is the responsibility of The Winning Edge Financial Group, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ferrara CPA

I have served as The Winning Edge Financial Group, Inc. auditor since 2025.

Ferrara CPA
Hamilton, New Jersey
March 20, 2026

THE WINNING EDGE FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Current Assets		
Cash and Cash Equivalents	$	326,324
Accounts Receivable		38,933
Prepaid Expenses		1,616
Other Receivable		6,432
Total Current Assets		373,305
Fixed Assets		
Furniture and Equipment		27,859
Shelving and Storage		10,339
Automobile		33,329
Building Improvement		2,018
Computer Equipment		2,056
Security Fence		9,000
Less: Accumulated Depreciation		(46,595)
Total Fixed Assets		38,006
Other Assets		
Investments		437,085
Total Assets	$	848,396

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accrued Expenses	$	3,344
Payroll Taxes Payable		37,416
Income Taxes Payable		22,231
Auto Loan		11,094
Total Current Liabilities		74,085
Deferred Income Tax		125,220
Total Long-Term Liabilities		125,220
Total Liabilities		199,305

Commitments and contingencies (Note 9)

Stockholders' Equity		
Common Stock, $1 par value, 1,000 shares		1,000
authorized, issued and outstanding		
Paid-in Capital		22,500
Retained Earnings		625,591
		649,091
Total Liabilities and Stockholder Equity	$	848,396

See accompanying notes.


THE WINNING EDGE FINANCIAL GROUP, INC.

STATEMENT OF INCOME

Year Ended December 31, 2025


REVENUES

Commissions	$	224,694
Tax Preparation Fees		58,225
General Consulting Fees		250
Unrealized Gains		89,190
Dividend & Interest Income		13,243
Total Revenue		385,602

EXPENSES

Employee Compensation & Benefits	108,700
Professional Fees	13,954
Regulatory Fees	2,982
General & Administrative	19,924
Advertising	2,500
Insurance	3,453
Auto Expense	4,942
Travel	20,285
Payroll Tax	5,733
Technology & Communication/Utilities	9,464
Interest Expense	428
Depreciation	10,694
Total Expenses	203,059

Income From Operations & Before Income Tax		182,543
Income tax expense - current		23,428
Income tax - deferred		22,546
Net Income	$	136,569

See accompanying notes.

THE WINNING EDGE FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY

Year Ended December 31, 2025

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder Equity
	Number of Shares	Amount			
Balance at December 31, 2024	1,000	$ 1,000	$ 22,500	$ 489,022	$ 512,522
Net Income	-	-	-	136,569	136,569
Balance at December 31, 2025	1,000	$ 1,000	$ 22,500	$ 625,591	$ 649,091

See accompanying notes.

THE WINNING EDGE FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 136,569
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:	
Depreciation	10,693
Unrealized Gain/Loss on Investment	(89,190)
(Increase) Decrease in Operating Assets:	
Accounts & Other Receivables	(13,736)
Prepaid Expenses	(491)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable and Accrued Expenses	2,784
Auto Loan	(6,749)
Payroll Taxes Payable	18,707
Income Taxes Payable & Deferred Income Tax	42,635
Net Cash Provided By Operating Activities	101,222
Cash Flows From Investing Activities	
Pruchase of Equipment/Assets	(13,000)
Cash Flows Used In Investing Activities	(13,000)
Net Increase in Cash	88,222
Cash and cash equivalents at Beginning of Year	238,102
Cash and cash equivalents at End of Year	$ 326,324

Supplemental Disclosures

Cash paid for income taxes	$ 45,974
Cash paid for interest	$ 428

See accompanying notes.

1   Organization and Nature of Business

The Winning Edge Financial Group, Inc. (The Company) is a New Jersey corporation conducting business as securities broker dealer. The Company holds no customer funds or securities and does not participate in the underwriting of securities. The Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority - ("FINRA").

2   Significant Accounting Policies

(a)   *Basis of Presentation*

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b)   *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c)   *Cash and Cash Equivalents*

Cash represents cash on hand and demand deposits held at financial institutions. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Cash and cash equivalents are held at financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation (FDIC) or Securities Investor Protection Corporation (SIPC) limitations.

(d)   *Accounts Receivable*

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectibility of outstanding accounts receivable. Management has evaluated accounts receivable at December 31, 2025 and believes they are all collectible. Accounts receivable are not collateralized.

Current Expected Credit Losses (CECL)
The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company can determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

(d) Accounts Receivable, continued

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with placement and retainer fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At December 31, 2025, an allowance for credit losses was not considered necessary. For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. The Company identified receivables as impacted by the new guidance. The Company's conclusion that an allowance for credit losses was not required is based on the Corporation's expectation for the collectability of the receivable utilizing the CECL framework.

(e) Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five years. Property and equipment are recorded at cost. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

(f) Revenue Recognition

The Company earns commissions from executing customer transactions in mutual fund securities and variable annuities. The Company recognizes revenue from commissions and fees in accordance with ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2025.

(g) Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to unrealized gain on investments. The deferred tax liability represents the future tax return consequences that will be realized when the asset is settled. No recognition for uncertain tax provisions have been included because the Company believes there are none.

Certain transactions of the Company may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholder's capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(g) Income Taxes, continued

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2025 and there are no open tax years prior to 2022. In addition, no income related penalties have been recorded for the year ended December 31, 2025.

(h) Advertising and Marketing

Advertising and marketing costs are expensed as incurred.

(i) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(j) Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

(k) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

(k) Fair Value Hierarchy, continued

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 8 Fair Value"

3   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025 the Company had net capital of $455,166, which was $441,893 in excess of its required minimum net capital of $13,723. The Company's net capital ratio was .4379 to 1.

4   Marketable Securities

Equity securities that are traded on a national securities exchange are recorded at their last reported sales price and presented in the financial statements at fair value. Equity securities are considered a level one input due to the fact that there are quoted prices for identical items in an active, visible and liquid market. The Company uses actual cost paid to determine the cost basis of shares of common stock held for investment. The following is a summary of investments at December 31, 2025:

Common Stock - Level 1 Input	Fair Value
4,500 shares NASDAQ Stock, cost $18,907	$437,085

5   Concentrations

The Company maintains its operating cash in a bank deposit account with one major financial institution in amounts which, at times, may exceed federally insured limits. The Federal Deposit insurance Corporation insures the Company's bank account up to $250,000. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk. A significant amount of the Company's revenues are derived from the sale of open-end mutual funds and variable annuities.

6   Related Party Transactions

The Company paid a salary to its principal shareholder of $71,000, made matching contributions of $14,100 to the 401K plan and paid $51,027 for various travel & overhead expenses.

At December 31, 2025 there was a balance due from the principal shareholder of $6,432.

7   Pension Plan

The Company has a 401(k) Plan which covers the Company's only employee and sole shareholder. Contributions to the plan included the statement of income for the year ended December 31, 2025 totaled $14,100.

8   Fair Value

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

9   Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its shareholders if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement.   As of December 31, 2025 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2025 or during the year then ended.

10   Income Tax Expense

The components of income tax expense at December 31, 2025 are as follows:

Current	
Federal	$ 16,827
State	6,601
Total	23,428
Deferred	
Federal	22,546
State	0
Total	22,546
Total income tax expense $	45,974

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The Company's deferred tax asset consists of the following at December 31, 2025:

Unrealized gain on investment $418,178

11 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2025 the Company had implemented such policies and procedures.

12 Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

13 Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several services including investment and tax services. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2025

THE WINNING EDGE FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1

Year Ended December 31, 2025

Schedule I

NET CAPITAL

Common Stock	$	1,000
Paid-in Capital		22,500
Retained Earnings		625,591
Total Credits		649,091

Debits

Accounts Receivable (reduced by Allowable)	21,208
Haircuts - Stocks; 15% Haircut	65,563
Undue Concentration	56,835
Other/Money Market 2% Haircut	4,265
Equipment Less Accumulated	
Depreciation	38,005
Other Receivable	6,432
Prepaid Expense	1,617
Total Debits	193,925

NET CAPITAL	$	455,166

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	13,273
Minimum net capital requirement		5,000
Net capital in excess of requirements	$	441,893

Ratio of Aggregate Indebtedness to	
Net Capital	.4379 to 1

Reconciliation with Company's Computation (included in
** Part II of Form X-17A-5 as of December 31, 2025)**

Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations
of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$	455,166
Net Capital, per above		455,166
Difference	$	(0)

There are no material differences between the net capital reflected in the above computation
and the net capital reflected in the Company's amended FOCUS Report as of December 31, 2025.

The Winning Edge Financial Group, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 (EXEMPTION) and INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS (EXEMPTION) FOR CUSTOMERS UNDER RULE
15c3-3

Schedule II

YEAR ENDED December 31, 2025

The Company is designated by its FINRA membership agreement to operate under the exemptive provisions of paragraph (k)(1) of SEC Rule 15c3-3.

The Company is also exempt from the provisions of Rule 15c3-3 because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for professional services for clients and commissions from the sale of mutual funds and insurance products; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Ferrara CPA

100 Horizon Center Blvd.

Hamilton, NJ 08691

Tel: 609-865-5391

Fax: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder
The Winning Edge Financial Group, Inc.

I have reviewed management's statements included in the accompanying Exemption Statement, in which (1) The Winning Edge Financial Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Winning Edge Financial Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under—(k)(1) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, (the "exemption provisions") and (2) The Winning Edge Financial Group, Inc. stated that The Winning Edge Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Winning Edge Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Winning Edge Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ferrara CPA

Ferrara CPA
Hamilton, New Jersey
March 20, 2026

The Winning Edge Financial Group, Inc.
Exemption Statement pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2025

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

The Winning Edge Financial Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.P.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.P.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.P.R. 5240.15c3-3 under the following provisions of 17 C.P.R. 5240.15c3-3(k)(1) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

(2) The Company met the identified exemption provisions in 17 C.P.R. §240.15c3-3(k)(1) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5throughout the most recent fiscal year without exception.

The Winning Edge Financial Group, Inc.

I, Ben Zangara, swear (or affirm) that, to my best knowledge and belief, this Exemption Statement is true and correct.

By:

Ben Zangara

Ben Zangara, President